

April 12, 2013

Via E-mail
Mr. Michael Collins
Principal Financial Officer
NBTY, Inc.
2100 Smithtown Avenue
Ronkonkoma, NY 11779

      Re: **NBTY, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2012
              Filed November 27, 2012
              File No. 001-31788

Dear Mr. Collins:

We have reviewed your March 14, 2013 response to our March 1, 2013 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments.

Management's Discussion and Analysis
Consolidated EBITDA, page 68

1. Your proposed disclosure does not indicate how consolidated EBITDA for fiscal 2012 and 2013 were used in determining whether you met the ratios specified in your senior secured credit facilities. Provide us proposed disclosure to be included in future periodic reports that indicates what the ratios required by the covenants were for fiscal 2012 and 2011 and the actual ratios. Specify the two components of the ratio and if you must maintain a ratio of greater than or less than the ratio specified.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant